Exhibit (a)(1)(v)

[Cushing Funds Letterhead]

February 13, 2013

[UNITHOLDER NAME]
[UNITHOLDER ADDRESS]
[UNITHOLDER ADDRESS]

Dear [UNITHOLDER NAME]:

The Cushing® MLP Infrastructure Fund (the “Fund”) has received your tender of Common Units of the Fund and accepted your tendered Common Units for purchase.

Your Letter of Transmittal set forth an amount of Common Shares being tendered having an aggregate NAV (calculated as of January 31, 2013 (the latest calculation of NAV prior to the expiration of the Offer)) as specified in your Letter of Transmittal.  Based on the NAV per share of $____ on January 31, 2013, you have been deemed to have tendered, and the Fund has accepted for purchase,  ________ Common Units.

           In exchange for the purchased Common Units you have been issued a Repurchase Instrument. The Repurchase Instrument reflects the Fund’s agreement to pay to you the Payment Amount, equal to the NAV, determined as of March 29, 2013 (the “Valuation Date”), of the repurchased Common Units. The amount payable pursuant to the Repurchase Instrument will be based on the unaudited net asset value of the Common Units as of the Valuation Date, or the applicable valuation date if the tender offer is extended, in accordance with the terms of the tender offer.  Therefore, the Payment Amount may be more or less than the aggregate NAV specified in your Letter of Transmittal, in accordance with fluctuations in the Fund’s NAV per Common Unit between January 31, 2013 and the Valuation Date. A cash payment of the Payment Amount will be sent to you by check or wire transfer to the account designated by you in your Letter of Transmittal.

The Repurchase Instrument will be held by U.S. Bancorp Fund Services, LLC (“U.S. Bank”), the Fund’s administrator, as escrow agent, on your behalf. A copy of the Repurchase Instrument may be requested by e-mail at investorservices@usbank.com or by calling U.S. Bank at (877) 653-1415 and, upon request, will be mailed to you to the address maintained in the books and records of the Fund.

           You will remain a Unitholder of the Fund with respect to the portion of your Common Units of the Fund that you did not tender.

           Should you have any questions, please feel free to contact U.S. Bank by e-mail at investorservices@usbank.com or by calling (877) 653-1415

Sincerely,

/s/ Jerry V. Swank